NO ACT

PE 11-29-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



12028291

DIVISION OF CORPORATION FINANCE

December 5, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12/5/12

J. Page Davidson
Bass, Berry & Sims PLC
pdavidson@bassberry.com

Re: CLARCOR Inc.

Dear Mr. Davidson:

This is in regard to your letter dated November 29, 2012 concerning the shareholder proposal submitted by Walden Asset Management, Compton Foundation, Inc., and Rockefeller Sustainability & Impact SMID Cap Fund, L.P. for inclusion in CLARCOR's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that CLARCOR therefore withdraws its November 28, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

BASS
BERRY • SIMS PLC

150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

J. PAGE DAVIDSON
PHONE: (615) 742-6253
FAX: (615) 742-2753
EMAIL: PDAVIDSON@BASSBERRY.COM

November 29, 2012

Via E-Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Email Address: shareholderproposals@sec.gov

Re: **CLARCOR Inc. Withdrawal of No-Action Request, Dated November 28, 2012, Regarding Omission of Shareholder Proposal Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We refer to our letter, dated November 28, 2012 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that our client, CLARCOR Inc. (the "Company") could exclude the shareholder proposal submitted by Walden Asset Management and co-filed by each of The Wallace Global Fund, Compton Foundation, Inc. and Rockefeller Sustainability & Impact SMID Cap Fund, L.P. (collectively, the "Proponents") in connection with the 2013 annual meeting of the Company's shareholders (the "Proposal").

Attached hereto as Attachment 1 is a letter, dated November 29, 2012 (the "Proponent's Withdrawal Letter"), from the Proponents to the Company withdrawing the Proposal. In reliance on the Proponent's Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact J. Page Davidson at (615) 742-6253 or Kevin Douglas at (615) 742-7767.

Very truly yours,



Bass, Berry & Sims PLC

cc: Richard M. Wolfson, Esq.

Attachment 1

Proponent's Withdrawal Letter

[see attached]

11388547.1

November 29, 2012

Mr. Richard Wolfson
VP, General Counsel and Corporate Secretary
CLARCOR Inc.
840 Crescent Center Drive
Suite 600
Franklin, TN 37067

Dear Richard,

Thank you for the note to Marcela and me which accompanied the letter to the Securities and Exchange Commission ("SEC") from J. Page Davidson of Bass, Berry & Sims.

We appreciate your openness in keeping the issue of sustainability reporting as an ongoing discussion with CLARCOR.

The letter to the SEC quite properly notes the resolution was not submitted before the filing deadline of October 20. We had the filing date as November 27 which is listed in your proxy as the deadline for floor resolutions, a clear error.

As we both know, the SEC is overburdened already. Thus we will write the SEC immediately withdrawing the resolution so they won't have to spend administrative time reviewing your letter and issuing an opinion. That will make the withdrawal process on behalf of Walden Asset Management and the co-filers straightforward.

Let me add another comment. You are aware that Walden Asset Management and Boston Trust are pleased to be longstanding stockholders in CLARCOR and as our small cap portfolio has grown, we have become one of your larger shareowners, in the top 20 as of November.

You are also aware of how seriously we take the request that CLARCOR do sustainability reporting when we take the time and effort to file an official shareholder resolution. We are hopeful that the top management and Board takes such a shareholder petition seriously and that it stimulates further discussion in house about the pros and cons of the request in the resolution.

As we both know, after the 2013 stockholders meeting, the process can start all over again with a re-filing of the resolution. However, as Marcela has indicated in her discussions with you, we are glad to pursue a dialogue on this issue and put the resolution process aside if possible.

Perhaps we could use the circumstances of the late filing to jump start a new round of discussions.

We look forward to continued conversations.

Sincerely,

Timothy Smith
Senior Vice President
Director of Shareholder Engagement

Cc: Marcela Pinilla, Walden Asset Management
Joyce Haboucha, Rockefeller & Co.
Ellen Friedman, Compton Foundation
Ellen Dorsey, Wallace Global Fund
Patrice Cochran, Tides Foundation
J. Page Davidson, Bass, Berry, Sims

BASS
BERRY • SIMS PLC

150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

J. PAGE DAVIDSON
PHONE: (615) 742-6253
FAX: (615) 742-2753
EMAIL: PDAVIDSON@BASSBERRY.COM

November 28, 2012

Via E-Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Email Address: shareholderproposals@sec.gov

Re: **CLARCOR Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We are writing on behalf of our client, CLARCOR Inc. (the "Company"), with regard to a shareholder proposal submitted by Walden Asset Management ("Walden") and co-filed by each of Compton Foundation, Inc. ("Compton") and Rockefeller Sustainability & Impact SMID Cap Fund, L.P. ("Rockefeller") in connection with the 2013 annual meeting of the Company's shareholders (collectively, the "Proposal"). A copy of the proposal letters the Company received from Walden (the "Walden Letter"), Compton (the "Compton Letter") and Rockefeller (the "Rockefeller Letter") describing the Proposal are attached as Attachment 1, Attachment 2 and Attachment 3, respectively (collectively, the "Proposal Letters").

On behalf of the Company, we hereby notify you of the Company's intention to omit the Proposal from its proxy statement and proxy for its 2013 annual meeting (the "2013 Proxy Materials") because each of the Proposal Letters was received at the Company's principal executive offices following the deadline set forth in Rule 14a-8(e)(2) of the Exchange Act.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), the Company has submitted this letter, including the Walden Letter, the Compton Letter and the Rockefeller Letter attached as Attachment 1, Attachment 2 and Attachment 3, respectively, to the Staff, via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. As required by Rule 14a-8(j), we are simultaneously sending a copy of this letter to each of Walden, Compton and Rockefeller, with a letter, Attachment 4, Attachment 5 and Attachment 6, respectively, hereto, notifying each of Walden, Compton and Rockefeller of the Company's intent to exclude the Proposal from the 2013 Proxy Materials.

Pursuant to Rule 14a-8(e)(2) and as disclosed in the Company's proxy statement for last year's annual meeting, shareholder proposals were required to be received by the Company no later than October 20, 2012, in order to be considered for inclusion in the 2013 Proxy Materials. Pursuant to Rule 14a-5(e), page 51 of the Company's proxy statement for last year's annual meeting stated:

> **Proposals of Security Holders for 2013 Annual Meeting of Shareholders....** Under the rules and regulations of the SEC, any proposal which a shareholder of the Company intends to present at the Annual Meeting of Shareholders to be held in 2013 and which such shareholder desires to have included in the Company's proxy materials for such meeting must be received by the Secretary of the Company not less than 120 calendar days before the anniversary date of this year's proxy statement, or October 20, 2012.

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2012 annual meeting of shareholders was held on March 27, 2012, although the Company's board of directors has yet to resolve upon the actual date of the 2013 annual meeting, it will be held no earlier than March 17, 2013 and no later than April 3, 2013. Accordingly, the date of the 2013 annual meeting of shareholders has not been changed by more than 30 days, and thus, the deadline for shareholder proposals for the Company's 2013 annual meeting was October 20, 2012, the date that is 120 calendar days prior to February 17, 2013, the anniversary date of the date that the Company's proxy statement was released to the Company's shareholders in connection with the Company's 2012 annual meeting.

The Company did not receive a copy of the Walden Letter (which was dated November 13, 2012) until November 14, 2012, did not receive a copy of the Compton Letter (which was dated November 15, 2012) until November 15, 2012 and did not receive a copy of the Rockefeller Letter (which was dated November 21, 2012) until November 21, 2012 at its executive offices. Because each of the Proposal Letters were received by the Company following the October 20, 2012 submission deadline under Rule 14a-8(e)(2), the Company does not intend to include the Proposal set forth in each of the Proposal Letters in the 2013 Proxy Materials. The Securities and Exchange Commission (the "Commission") has concurred in the omission of proposals received following the submission deadline under Rule 14a-8(e)(2). See, e.g., Johnson & Johnson (January 13, 2010), Hewlett-Packard Company (November 27, 2000) and Chevron Corporation (February 10, 1998).

The Company did not provide Walden, Compton or Rockefeller with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated by the Staff in Staff Legal Bulletin No. 14F (October 18, 2011): "The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied....for example, if the shareholder failed to submit a proposal by the company's properly determined deadline."

Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposal to be excluded under Rule 14a-8(e)(2).

Pursuant to Rule 14a-8(j), the Company has filed this letter with the Commission at least 80 calendar days before the anticipated filing date of the Company's definitive proxy statement and form of proxy for the Company's 2013 annual meeting, February 18, 2013.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact J. Page Davidson at (615) 742-6253 or Kevin Douglas at (615) 742-7767.

Very truly yours,



Bass, Berry & Sims PLC

cc: Richard M. Wolfson, Esq.

Attachment 1

The Walden Proposal

[see attached]


Walden Asset Management
Advancing sustainable business practices since 1975

November 13, 2012

Mr. Richard Wolfson
VP, General Counsel and Secretary
CLARCOR Inc.
840 Cresent Centre Dr., Suite 600
Franklin, TN 37067

Dear Richard,

Thank you for your letter dated June 4. We appreciate learning that CLARCOR's senior management team reviewed and discussed the request for sustainability reporting. It is good to know the company is listening to shareholder input and actively thinking about sustainability issues. I too appreciate our open dialogue.

We are pleased to be long-term shareholders of CLARCOR stock, in fact the eighteenth largest shareowner, according to Bloomberg, in part due to your point - CLARCOR is in the business of protecting the environment. Walden holds approximately 208,240 shares. As CLARCOR offers products that are beneficial to the environment we also look for the company's operations to seek to mitigate environmental impacts. Sustainability reporting provides investors with information to validate companies are running their businesses safely and efficiently as well as managing long-term risks and opportunities. Even though CLARCOR strives to comply with all environmental regulations investors still do not have access to evaluative data to assess performance.

As we discussed investors would expect sustainability reporting to develop over and time and include metrics on key indicators important to CLARCOR's business such as impacts from operations on water, land and air; reductions in waste, water and energy; and reporting on health and safety performance and diversity. While some metrics may already be available, we understand that collecting and analyzing additional data takes time.

It is good to note J.L. Clark has been recognized for efforts to reduce packaging. However, although CLARCOR's divisions are decentralized we continue to believe CLARCOR would benefit from having information on the management of ESG-related factors on all other subsidiaries in engine/mobile filtration as well as its industrial and environmental filtration manufacturing. Tracking ESG performance holistically could help CLARCOR more readily identify or react to issues that affect the overall business.

We believe that transparency through sustainability reporting creates a level of accountability that will benefit the company, its customers and its shareholders in the long-term. I hope that you will agree that filing a shareholder proposal will give all shareholders a vote on this request.

The attached proposal is submitted for inclusion in the 2013 CLARCOR Inc. proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. Walden Asset Management is the beneficial owner of these shares as defined in Rule

A division of Boston Trust & Investment Management Company
One Beacon Street, Boston, MA 02108
P: 617.726.7250 or 800.282.8782 | F: 617.227.2690

13d-3 of the Act. We have continuously held over $2,000 of CLARCOR stock over the last 12 months, and we intend to maintain ownership of at least $2,000 of CLARCOR stock through the next general annual meeting. Proof of ownership from our custodian, a DTC participant, will be provided. A representative will attend the shareholder meeting to move the resolution as required by the SEC rules.

We hope that we can continue to discuss our request for initiating sustainability reporting. I can be reached at mpinilla@bostontrust.com or 617.726.7125.

Sincerely,



Marcela I.Pinilla
Environmental, Social & Governance Analyst
Walden Asset Management
Boston Trust & Investment Management Company
One Beacon St.
Boston, MA 02108
617.726.7125
mpinilla@bostontrust.com
www.waldenassetmgmt.com

C: Timothy Smith, Senior Vice President, Director of ESG Shareowner Engagement, Walden Asset Management, a division of Boston Trust & Investment Management

Mr. Chris Conway, Chief Executive Officer, CLARCOR Inc.

Mr. David Fallon, VP, Finance & CFO, CLARCOR Inc.

SUSTAINABILITY REPORTING

RESOLVED
Shareholders request that CLACOR Inc. issue a sustainability report describing the company's environmental, social and governance (ESG) risks and opportunities including greenhouse gas (GHG) emissions reduction targets and goals. The report should be available by November 30, 2013, prepared at reasonable cost, omitting proprietary information.

SUPPORTING STATEMENT
We believe tracking and reporting on ESG business practices makes a company more responsive to a transforming global business environment characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain strategic value from existing sustainability efforts, identify gaps and opportunities in products and processes, develop company-wide communications, publicize innovative practices, and receive feedback.

The Principles for Responsible Investment (PRI) is a United Nations initiative whose members include BlackRock, T. Rowe Price and Goldman Sachs and seek the integration of ESG factors in investment decision making. Members collectively hold over $33 trillion of assets under management and request ESG factor information to analyze fully the risks and opportunities associated with existing and potential investments. Additionally research intermediaries like Bloomberg and Factset gather and make available corporate ESG data to clients.

Carbon Disclosure Project (CDP), representing over 655 institutional investors globally with more than $78 trillion in assets, has for years called for disclosure from companies on their climate change management programs. Over two thirds of the S&P 500 now report to CDP.

Sustainability reporting is on the rise globally. In 2011, there was a 46% increase in the number of organizations worldwide using the Global Reporting Initiative's (GRI) Guidelines for their ESG reporting according to G&A Institute. Smaller companies are proactively adopting sustainability reporting to report on progress as they grow and anticipate this request from investors and customers.

Companies such as 3M, Intel and Microsoft, among many others increasingly require suppliers to track and report on key ESG factors. Currently CLARCOR customer Energizer encourages sustainability improvements and states in its supplier code of conduct that it will "continue to develop monitoring systems to assess compliance". Additionally, competitors such as Donaldson, Pall Corporation and Parker Hannifin publish sustainability reports.

In contrast, CLACOR does not report on its sustainability efforts nor discloses GHG data. Climate change is one of the most financially significant environmental issues currently facing investors. Occupational safety and health, vendor and labor standards, waste and water reduction targets and product related environmental impacts are particularly important ESG considerations in CLACOR's sector and may have the potential to pose significant regulatory, legal, reputational and financial risks. Shareholders currently have no access to substantial information on how the company is managing these business factors.

Given CLARCOR's decentralized business we believe tracking ESG performance holistically and publishing a standalone sustainability report could help CLARCOR more readily identify or react to issues that may affect the overall business.

We recommend that the report include a company-wide review of policies, practices and metrics related to ESG performance using the GRI index and checklist as a reference.

Attachment 2

The Compton Proposal

[see attached]


compton
foundation

November 15, 2012

Mr. Richard Wolfson
Corporate Secretary
CLARCOR Inc.
840 Crescent Center Drive, Ste. 600
Franklin, TN 37067

Dear Mr. Wolfson:

The Compton Foundation mission seeks to foster human and ecological security by addressing threats to these inalienable rights. We support responsible stewardship that respects the rights of future generations to a balanced and healthy ecology, both personal and global.

Therefore, the Compton Foundation is co-filing the enclosed shareholder proposal with Walden Asset Management as the primary filer for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are the beneficial owner of at least $2,000 worth of CLARCOR stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, intend to maintain ownership of the required number of shares through the date of the next annual meeting and have been a shareholder for over a year. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant, upon request.

The resolution will be presented in accordance with the SEC rules by a shareholder representative.

The Compton Foundation is the holder of 2,000 shares of CLARCOR stock.

We hereby deputize Walden Asset Management to act on our behalf in withdrawing this resolution. Please copy correspondence both to me and Timothy Smith (tsmith@bostontrust.com) at Walden Asset Management, our investment manager.

Sincerely,

Ellen Friedman

Ellen Friedman, *Executive Director*

COMPTON FOUNDATION, INC. | 101 Montgomery Street, Suite 850 | San Francisco, CA 94104 | Phone: 415.391.9001 |
info@comptonfoundation.org

SUSTAINABILITY REPORTING

RESOLVED
Shareholders request that CLACOR Inc. issue a sustainability report describing the company's environmental, social and governance (ESG) risks and opportunities including greenhouse gas (GHG) emissions reduction targets and goals. The report should be available by November 30, 2013, prepared at reasonable cost, omitting proprietary information.

SUPPORTING STATEMENT
We believe tracking and reporting on ESG business practices makes a company more responsive to a transforming global business environment characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain strategic value from existing sustainability efforts, identify gaps and opportunities in products and processes, develop company-wide communications, publicize innovative practices, and receive feedback.

The Principles for Responsible Investment (PRI) is a United Nations initiative whose members include BlackRock, T. Rowe Price and Goldman Sachs and seek the integration of ESG factors in investment decision making. Members collectively hold over $33 trillion of assets under management and request ESG factor information to analyze fully the risks and opportunities associated with existing and potential investments. Additionally research intermediaries like Bloomberg and Factset gather and make available corporate ESG data to clients.

Carbon Disclosure Project (CDP), representing over 655 institutional investors globally with more than $78 trillion in assets, has for years called for disclosure from companies on their climate change management programs. Over two thirds of the S&P 500 now report to CDP.

Sustainability reporting is on the rise globally. In 2011, there was a 46% increase in the number of organizations worldwide using the Global Reporting Initiative's (GRI) Guidelines for their ESG reporting according to G&A Institute. Smaller companies are proactively adopting sustainability reporting to report on progress as they grow and anticipate this request from investors and customers.

Companies such as 3M, Intel and Microsoft, among many others increasingly require suppliers to track and report on key ESG factors. Currently CLARCOR customer Energizer encourages sustainability improvements and states in its supplier code of conduct that it will "continue to develop monitoring systems to assess compliance". Additionally, competitors such as Donaldson, Pall Corporation and Parker Hannifin publish sustainability reports.

In contrast, CLACOR does not report on its sustainability efforts nor discloses GHG data. Climate change is one of the most financially significant environmental issues currently facing investors. Occupational safety and health, vendor and labor standards, waste and water reduction targets and product related environmental impacts are particularly important ESG considerations in CLACOR's sector and may have the potential to pose significant regulatory, legal, reputational and financial risks. Shareholders currently have no access to substantial information on how the company is managing these business factors.

Given CLARCOR's decentralized business we believe tracking ESG performance holistically and publishing a standalone sustainability report could help CLARCOR more readily identify or react to issues that may affect the overall business.

We recommend that the report include a company-wide review of policies, practices and metrics related to ESG performance using the GRI index and checklist as a reference.

Attachment 3

The Rockefeller Proposal

[see attached]

November 21, 2012

Mr. Richard Wolfson
VP, General Counsel and Secretary
CLARCOR Inc.
840 Crescent Centre Dr., Suite 600
Franklin, TN 37067

Dear Mr. Wolfson,

Rockefeller Sustainability & Impact SMID Cap Fund, L.P. (the "Fund") is a socially responsive private investment limited partnership that is the beneficial owner of 1,406 shares of CLARCOR Inc. common stock as of November 21, 2012. We are presenting this resolution with Marcela I. Pinilla of Walden Asset Management as primary filer. In brief, the proposal requests CLARCOR to issue a sustainability report describing the company's environmental, social and governance (ESG) risks and opportunities including greenhouse gas (GHG) emissions reduction targets and goals. The report should be made available by November 30, 2013 to shareholders (at reasonable cost and omitting proprietary information).

The attached proposal is submitted for inclusion in the 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Fund has continuously held CLARCOR shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. It is the Fund's intention to maintain ownership of shares in CLARCOR through the date of the 2013 annual meeting. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As verification that the Fund is the beneficial owner of common stock in CLARCOR, enclosed please find a letter from Charles Schwab Advisor Services, the Fund's custodian/record holder, evidencing ownership of such shares.

Please direct any correspondence to the primary filer of this resolution: Marcela I. Pinilla, Walden Asset Management, at mpinilla@bostontrust.com or by phone at (617) 726-7125. You may also contact the undersigned Director of Sustainability & Impact Investments, at jhaboucha@rockco.com or by phone at 212-549-5220 if you have questions or comments regarding this letter.

Thank you in advance for your time and attention. I look forward to working with you or members of your team regarding the issues raised in this proposal.

Sincerely,

ROCKEFELLER SUSTAINABILITY & IMPACT SMID CAP FUND, L.P.
By: Rockefeller & Co., Inc., General Partner



By:
Farha-Joyce Haboucha, Authorized Signatory
Managing Director/Director, Sustainability & Impact Investments

Encl.
cc: Marcela I. Pinilla, Walden Asset Management

SUSTAINABILITY REPORTING

RESOLVED
Shareholders request that CLACOR Inc. issue a sustainability report describing the company's environmental, social and governance (ESG) risks and opportunities including greenhouse gas (GHG) emissions reduction targets and goals. The report should be available by November 30, 2013, prepared at reasonable cost, omitting proprietary information.

SUPPORTING STATEMENT
We believe tracking and reporting on ESG business practices makes a company more responsive to a transforming global business environment characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain strategic value from existing sustainability efforts, identify gaps and opportunities in products and processes, develop company-wide communications, publicize innovative practices, and receive feedback.

The Principles for Responsible Investment (PRI) is a United Nations initiative whose members include BlackRock, T. Rowe Price and Goldman Sachs and seek the integration of ESG factors in investment decision making. Members collectively hold over $33 trillion of assets under management and request ESG factor information to analyze fully the risks and opportunities associated with existing and potential investments. Additionally research intermediaries like Bloomberg and Factset gather and make available corporate ESG data to clients.

Carbon Disclosure Project (CDP), representing over 655 institutional investors globally with more than $78 trillion in assets, has for years called for disclosure from companies on their climate change management programs. Over two thirds of the S&P 500 now report to CDP.

Sustainability reporting is on the rise globally. In 2011, there was a 46% increase in the number of organizations worldwide using the Global Reporting Initiative's (GRI) Guidelines for their ESG reporting according to G&A Institute. Smaller companies are proactively adopting sustainability reporting to report on progress as they grow and anticipate this request from investors and customers.

Companies such as 3M, Intel and Microsoft, among many others increasingly require suppliers to track and report on key ESG factors. Currently CLARCOR customer Energizer encourages sustainability improvements and states in its supplier code of conduct that it will "continue to develop monitoring systems to assess compliance". Additionally, competitors such as Donaldson, Pall Corporation and Parker Hannifin publish sustainability reports.

In contrast, CLACOR does not report on its sustainability efforts nor discloses GHG data. Climate change is one of the most financially significant environmental issues currently facing investors. Occupational safety and health, vendor and labor standards, waste and water reduction targets and product related environmental impacts are particularly important ESG considerations in CLACOR's sector and may have the potential to pose significant regulatory, legal, reputational and financial risks. Shareholders currently have no access to substantial information on how the company is managing these business factors.

Given CLARCOR's decentralized business we believe tracking ESG performance holistically and publishing a standalone sustainability report could help CLARCOR more readily identify or react to issues that may affect the overall business.

We recommend that the report include a company-wide review of policies, practices and metrics related to ESG performance using the GRI index and checklist as a reference.

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

November 21, 2012

Mr. Richard Wolfson
VP, General Counsel & Secretary
CLARCOR Inc.
840 Crescent Centre Dr.
Suite 600
Franklin, TN 37067

Re: **Rockefeller Sustainability & Impact SMID Capitalization Fund**
Charles Schwab account ending *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wolfson,

Please allow this letter to confirm that Charles Schwab & Co. Inc., is a custodian for the Rockefeller Sustainability & Impact SMID Capitalization Fund (the "Fund"). As of November 21, 2012, the Fund held 1,406 shares of CLARCOR Inc. (CLC) common stock (Cusip #179895107). The Fund has held at least $2,000.00 worth of CLARCOR Inc. common stock continuously for at least twelve months prior to the through November 21, 2012.

Sincerely,



Charles Harris
Senior Relationship Specialist
Charles Schwab Advisor Services

cc: Rockefeller & Co., Inc.

Attachment 4

Letter to Walden

[see attached]



Richard M. Wolfson
Vice President – General Counsel and Corporate Secretary

November 28, 2012

Via Email and Certified Mail

Marcela I. Pinilla
Walden Asset Management
Boston Trust & Investment Management Company
One Beacon St.
Boston, Massachusetts 02108

Email Address: mpinilla@bostontrust.com

Re: Shareholder Proposal

Dear Ms. Pinilla:

CLARCOR Inc. (the "Company"), through its legal counsel, is submitting the attached letter dated November 28, 2012 to the Division of Corporation Finance, Securities and Exchange Commission. The letter is in response to the shareholder proposal which you submitted by letter dated November 13, 2012 which was received by the Company on November 14, 2012 and was co-filed by Compton Foundation, Inc. ("Compton"), as submitted in a letter from Compton to the Company dated November 15, 2012, and Rockefeller Sustainability & Impact SMID Cap Fund, L.P. ("Rockefeller"), as submitted in a letter from Rockefeller to the Company dated November 21, 2012.

The Company intends to exclude the shareholder proposal submitted by you, Compton and Rockefeller from its proxy statement and proxy for its 2013 annual meeting of shareholders for the reason described in the attached letter.

Sincerely,

CLARCOR INC.

Richard M. Wolfson
Vice President, General Counsel and Secretary

Enclosure
cc: Timothy Smith, Senior Vice President, Director of ESG Shareowner Engagement, Walden Asset Management, a division of Boston Trust & Investment Management (tsmith@bostontrust.com)

840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067
(615) 771-3100

Attachment 5

Letter to Compton

[see attached]



Richard M. Wolfson
Vice President – General Counsel and Corporate Secretary

November 28, 2012

Via Certified Mail

Ellen Friedman
Compton Foundation. Inc.
101 Montgomery Street. Suite 850
San Francisco. California 94104

Re: Shareholder Proposal

Dear Ms. Friedman:

CLARCOR Inc. (the "Company"), through its legal counsel, is submitting the attached letter dated November 28, 2012 to the Division of Corporation Finance, Securities and Exchange Commission. The letter is in response to the shareholder proposal which Walden Asset Management ("Walden") submitted by letter dated November 13. 2012 which was received by the Company on November 14, 2012 and was co-filed by you, as submitted in a letter from you to the Company dated November 15, 2012, and Rockefeller Sustainability & Impact SMID Cap Fund, L.P. ("Rockefeller), as submitted in a letter from Rockefeller to the Company dated November 21, 2012.

The Company intends to exclude the shareholder proposal submitted by you, Walden and Rockefeller from its proxy statement and proxy for its 2013 annual meeting of shareholders for the reason described in the attached letter.

Sincerely,

CLARCOR INC.

Richard M. Wolfson
Vice President, General Counsel and Secretary

Enclosure

cc: Timothy Smith, Senior Vice President, Director of ESG Shareowner Engagement, Walden Asset Management, a division of Boston Trust & Investment Management (tsmith@bostontrust.com)

840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067
(615) 771-3100

Attachment 6

Letter to Rockefeller

[see attached]



Richard M. Wolfson
Vice President – General Counsel and Corporate Secretary

November 28, 2012

Via Email and Certified Mail

Farha-Joyce Haboucha
Rockefeller Sustainability & Impact SMID Cap Fund, L.P.
10 Rockefeller Plaza, 3rd Floor
New York, NY 10020

Email Address: jhaboucha@rockco.com

Re: Shareholder Proposal

Dear Ms. Haboucha:

CLARCOR Inc. (the "Company"), through its legal counsel, is submitting the attached letter dated November 28, 2012 to the Division of Corporation Finance, Securities and Exchange Commission. The letter is in response to the shareholder proposal which Walden Asset Management ("Walden") submitted by letter dated November 13, 2012 which was received by the Company on November 14, 2012 and was co-filed by you, as submitted in a letter from you to the Company dated November 21, 2012, and Compton Foundation, Inc. ("Compton"), as submitted in a letter from Compton to the Company dated November 15, 2012.

The Company intends to exclude the shareholder proposal submitted by you, Walden and Compton from its proxy statement and proxy for its 2013 annual meeting of shareholders for the reason described in the attached letter.

Sincerely,

CLARCOR INC.

Richard M. Wolfson
Vice President, General Counsel and Secretary

Enclosure

cc: Marcela I. Pinilla, Walden Asset Management (mpinilla@bostontrust.com)

840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067
(615) 771-3100